Commission File Number: 1-11011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D ☐Form N-SAR  ☐Form N-CSR

For Period Ended:	September 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The FINOVA Group Inc.
Full Name of Registrant

Former Name if Applicable
8300 North Hayden Road, Suite 207
Address of Principal Executive Office (Street and number)
Scottsdale, AZ 85258
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The FINOVA Group Inc. (the “Company”) is in the process of finalizing its liquidation and dissolution under Delaware law and is not in a position to file its Form 10-Q for the period ended September 30, 2009 (the “Form 10-Q”) by November 16, 2009. The Company expects to file the Form 10-Q no later than November 23, 2009.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Richard Ross, Senior Vice President, Chief Financial Officer and Treasurer	480	624-4988
(Name and Title)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ⁪ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ⁪ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The FINOVA Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November __, 2009	By:	/s/ Richard Ross
			Name:	Richard Ross
			Title:	Senior Vice President, Chief Financial Officer and Treasurer

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